NETCAPITAL INC.

1 Lincoln Street

Boston, MA 02111

May 9, 2025

VIA EDGAR

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Attention:	Bonnie Baynes
Rolf Sundwall David Gessert Sandra Hunter Berkheimer

Re:	Netcapital Inc.
Form 10-K for the fiscal year ended April 30, 2023
File No. 001-41443

Dear Ladies and Gentlemen:

We acknowledge receipt of your letter dated April 23, 2025, and respectfully submit this letter to address the Staff’s comment regarding the application of Section 3(a)(1)(C) of the Investment Company Act of 1940, as amended (the “1940 Act”), to Netcapital Funding Portal Inc. (the “Funding Portal”), a wholly owned subsidiary of Netcapital Inc.

As of January 31, 2025, the Funding Portal held 47 investment securities with a book value of approximately $137,394. However, prior to the end of the fiscal year ended April 30, 2025, the Funding Portal assigned these securities to its parent company, Netcapital Inc., in satisfaction of intercompany obligations related to payroll and operational expenses. As a result, as of April 30, 2025, and the date of this letter, the Funding Portal no longer holds any investment securities. Accordingly, for purposes of the Section 3(a)(1)(C) asset test after the assignment, the numerator is zero, and investment securities represent 0% of the Funding Portal’s total assets.

Based on our calculation as of January 31, 2025, prior to the assignment, the Funding Portal’s investment securities comprised approximately 8.7% of total assets (excluding cash and government securities) ($137,394 investment securities / $1,577,893 total assets), well below the 40% threshold. Following the assignment, the Funding Portal holds no investment securities.

The Staff has also raised a question as to whether the value of the licensed technology provided to the Funding Portal under a license agreement should be included in the denominator of the 40% asset test under Section 3(a)(1)(C). We respectfully maintain that the technology is fundamental to the Funding Portal’s operational activities and should therefore be included as a core operating asset for purposes of the asset test, regardless of its accounting classification under ASC 350.

The asset test under Section 3(a)(1)(C) of the 1940 Act requires an analysis based on the functional role of assets rather than strict adherence to accounting classifications. The Commission’s guidance in Tonopah Mining Co. of Nevada, 26 SEC 426 (1947) confirms that assets used in active business operations are appropriately included in the denominator, even if their formal accounting treatment differs. Similar interpretations have been reflected in several no-action letters and/or comment letter responses, including those involving Blackstone Group L.P., Ford Motor Credit Company, and Royalty Pharma plc.:

1.	Royalty Pharma plc – SEC Comment Letter Response (2020). Royalty Pharma included unrecognized intangible rights to future royalties in the denominator, arguing their economic substance outweighed GAAP classification. The SEC did not object.

2.	Blackstone Group L.P. – SEC No-Action Letter (Oct. 6, 2007). The SEC staff confirmed that non-GAAP assets may be considered “total assets” for the denominator of the 40% test when doing so reflects the company’s actual business.

3.	Ford Motor Credit Co. – Staff Response (2001). Allowed treatment of non-capitalized finance receivables as total assets for the test because they reflected the company’s core operations.

We believe the examples cited provide a reasonable basis to include the license value in the denominator of the 40% test. For example, Blackstone held non-capitalized intangible rights. Similarly, the Funding Portal holds a non-capitalized license agreement that is central to its business. Both are non-investment assets used in core operations. Further, the Funding Portal uses the licensed technology as the infrastructure for its regulated crowdfunding platform, and that technology is integral to its primary business of facilitating securities offerings under Regulation Crowdfunding. The license is not passive in nature and does not reflect an investment security or portfolio asset. Therefore, we believe that it should have been included for purposes of Section 3(a)(1)(C) based on its essential operational function. Finally, the Funding Portal’s primary business activity is operating a FINRA-registered platform for primary offerings, not investing, trading in or holding securities. It does not engage in portfolio management or investment activities and does not hold itself out as an investment company. Its operations, revenues, regulatory obligations, and organizational purpose are all centered around providing regulated technology-enabled crowdfunding services.

Based on the foregoing, we respectfully submit that the Funding Portal is not (and was not) an investment company within the meaning of the 1940 Act. We welcome the opportunity to discuss this matter further if helpful to the Staff’s review.

Pursuant to your request, we shall update our risk disclosure in future Securities Act of 1933 and Securities Exchange Act of 1934 filings.

Sincerely,

Netcapital Inc.

By:	/s/ Coreen Kraysler
Coreen Kraysler, Chief Financial Officer